FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 23, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            23 May, 2005, Directorate Change


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Exhibit 99


Unilever PLC

In accordance with Listing Rule 16.4, set out below are further details in respect of Ralph David Kugler appointed a Director at the AGM on 11 May 2005.



Other positions held

Non-Executive Director, Intercontinental Hotels Group plc



Interests in Unilever Shares

Beneficial interest in shares

15,329 (includes 1453 unvested matching shares) Unilever NV Euro 0.51 ordinary shares

45,690 (includes 9567 unvested matching shares) Unilever PLC 1.4p ordinary shares

Executive options

58,875 over Unilever NV Euro 0.51 ordinary shares

392,500 over Unilever PLC 1.4p ordinary shares

All employee options

50 over Unilever NV Euro 0.51 ordinary shares

3,970 over Unilever PLC 1.4p ordinary shares

TSR LTIP - awards not yet vested

10,427 Unilever NV Euro 0.51 ordinary shares

70,858 Unilever PLC 1.4p ordinary shares

Global Performance Share Plan - awards not yet vested

2000 Unilever NV Euro 0.51 ordinary shares

13,500 Unilever PLC 1.4p ordinary shares

There is no information to disclose in respect of 6.F.2 (b) - (g) in respect of Mr R Kugler.